SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 22, 2008

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

- Investor Relations Release -

New Novartis Research Institute first to focus on innovative vaccines for the developing world

•                  Novartis Vaccines Institute for Global Health (NVGH) is the first institute with nonprofit mission established by a major vaccine manufacturer to exclusively focus on vaccines for diseases of the developing world

•                  Research activities will draw upon Novartis Vaccines scientific expertise and cutting-edge technology platforms to advance new vaccines for serious unmet needs

Basel, February 22, 2008 — Novartis today announced the opening of a new research institute in Siena with a nonprofit mission to exclusively focus on the development of vaccines for diseases of the developing world. The Novartis Vaccines Institute for Global Health (NVGH) is the first institute of its kind to be set up by a major vaccine manufacturer.

The NVGH’s goal is to address the unmet medical need for vaccines for diseases of the developing world by researching vaccines specifically tailored for developing country needs and introducing them first in those countries. The NVGH is a public private partnership and will also collaborate with external organizations to build strength in resources.

The institute will be headed by Allan Saul, who has nearly 30 years of experience in translational research and development. Dr. Saul joined Novartis from the laboratory of Malaria and Vector Research at the National Institute of Allergy and Infectious Diseases in the US. He has a strong background in vaccines research and his translational vaccine research experience has lead to numerous candidates taken into full development and testing.

“NVGH reinforces the Novartis commitment to R&D for neglected diseases, and will potentially bring innovative vaccines to the patients who may need it most,” said Dr. Daniel Vasella, Chairman and CEO of Novartis. “Novartis will continue to draw on our expertise and the skills of our associates to contribute to sustainable Corporate Citizenship initiatives.”

Research activities at NVGH, which will be part of the Novartis overarching Corporate Research program, will leverage the existing Novartis Vaccines research expertise and innovative technology platforms that add significant value and speed to bringing these vaccines forward.  The institute’s strategic location in Siena also enables researchers to utilize the scientific know-how and experience of the existing Novartis Vaccines and Diagnostics global research center there, led by Rino Rappuoli, Global Head of Vaccines Research. NVGH projects will be managed separately from the commercial vaccine research projects, with a dedicated team of management, scientists and resources.

“Novartis Vaccines is already on the cutting edge of vaccines research,” said Joerg Reinhardt, CEO of Novartis Vaccines and Diagnostics. “And now the opening of NVGH will allow us to apply our knowledge and expertise of vaccines research to diseases that affect the developing world. This approach will enable NVGH to play a leading role in permanently reducing the burden of neglected diseases rather.”

The world faces an urgent need to develop better drugs and vaccines for diseases that are largely confined to developing countries. With one-sixth of the world’s population affected by neglected diseases yet the drug and vaccine pipeline for these diseases is almost dry. Currently, only about 10% of the world’s medical research is devoted to conditions that account for 90% of the global disease burden.

All products discovered at NVGH will be introduced first in developing countries. While NVGH will focus on the R&D for vaccines for diseases of the developing world, the Institute will license a third party to develop and distribute the vaccines at an affordable and accessible price to the target populations.

“NVGH will aim to become a center of excellence for vaccines for neglected diseases,” says Paul Herrling, Head of Corporate Research at Novartis. “Novartis has already set-up a similar research institute dedicated to neglected tropical diseases for pharmaceutical drugs, and similarly to that, accessibility to and affordability of NVGH products will be the priority, not commercial value or profit potential.”

At present, NVGH is conducting the majority of research activities around conjugate vaccines for enteric diseases. Initial disease areas of focus will be Salmonella enterica serovar Typhi (S. typhi), Salmonella paratyphi A and nontyphoidal salmonellae (NTS), which are important causes of infection and disease in children. In Africa, multidrug-resistant non-typhoidal salmonella (NTS) is one of the leading causes of morbidity and high mortality in children under 5 years of age, second in importance only to pneumococcal disease.  With more than 4.5 billion cases per year, diarrheal diseases are ubiquitous around the globe.

NVGH is part of the Novartis overall commitment to corporate citizenship, and finding solutions to help close the access gap. While the fundamental aspects of healthcare provision rely on support of governments and inter-governmental agencies, Novartis plays a role whenever possible to improve patient access to our medicines.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “will,” “goal,” or similar expressions, or by express or implied discussions regarding the potential development of new vaccines, or potential future sales of such vaccines. Such forward-looking statements reflect the current views of the Company regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new vaccines will be approved for sale in any market. Nor can there be any guarantee regarding potential future sales of such vaccines. In particular, management’s expectations regarding such vaccines could be affected by, among other things, unexpected clinical trial results, including new clinical data, and additional analysis of existing clinical data; unexpected regulatory actions or delays or government regulation generally; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing pressures; and other risks and factors referred to in the Company’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing this information as of this date and does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

About Novartis

Novartis AG provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on growth areas in healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, and consumer health products. Novartis is the only company with leading positions in these areas. In 2007, the Group’s continuing operations (excluding divestments in 2007) achieved net sales of USD 38.1 billion and net income of USD 6.5 billion. Approximately USD 6.4 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 98,200 full-time associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

# # #

Novartis Media Relations

Satoshi Sugimoto	Eric Althoff
Novartis Global Media Relations	Novartis Vaccines and Diagnostics
+41 61 324 61 29 (direct)	+1 617 871 7931 (direct)
+41 79 619 29 35 (mobile)	+41 79 593 4202 (mobile)
satoshi_jean.sugimoto@novartis.com	eric.althoff@novartis.com

e-mail: media.relations@novartis.com or nvd.communications@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	February 22, 2008	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting